Exhibit 99.1

Waterdrop Inc. Announces Fourth Quarter and Fiscal Year 2024 Unaudited Financial Results and a Cash Dividend

BEIJING, March 12, 2025 - Waterdrop Inc. (“Waterdrop”, the “Company” or “we”) (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced its unaudited financial results for the three and twelve months ended December 31, 2024 and a cash dividend.

Financial and Operational Highlights for the Fourth Quarter of 2024

•

Marked improvement in profitability and healthy liquidity: In the fourth quarter of 2024, net profit attributable to our ordinary shareholders reached RMB99.6 million (US$13.6 million), representing a year-over-year growth of 68.7%. We continued to generate positive operating cash flow during the fourth quarter of 2024.

•

Solid business performance: For the fourth quarter of 2024, the first-year premiums (“FYP”) generated through our insurance business amounted to RMB1,897.9 million (US$260.0 million), representing an increase of 24.5% year over year. Net operating revenue was RMB686.8 million (US$94.1 million), representing an increase of 4.2% year over year.

•

Expanded crowdfunding coverage: As of December 31, 2024, around 470 million people cumulatively had donated an aggregate of RMB67.5 billion to 3.40 million patients through Waterdrop Medical Crowdfunding.

•	Dependable performance in patient recruitment: As of December 31, 2024, the Company had cumulatively enrolled 10,395 patients into 1,212 clinical trial programs through the E-Find Platform.

Mr. Peng Shen, Founder, Chairman, and Chief Executive Officer of Waterdrop, commented, “We are pleased to report a set of outstanding financial results for the fourth quarter and the full year of 2024. We have sustained remarkable profitability and doubled our annual net profit attributable to ordinary shareholders, attaining a 119.8% year-on-year increase.

Our insurance business capped off the year with an annual FYP of RMB7,472.8 million (US$1,023.8 million), marking a 5.1% year-over-year growth. Throughout the fourth quarter, we honed our focus on optimizing customer acquisition channels and diversifying product offerings, which yielded robust outcomes. Our targeted acquisition strategies spurred a 14.9% year-over-year surge in new user acquired. Leveraging user insights, we introduced more inclusive short-term insurance products in this quarter, including medical plans tailored for individuals with pre-existing conditions. Furthermore, we sustained our efforts to enhance and diversify our long-term insurance offerings, with disability income insurance alone achieving an FYP exceeding RMB90 million.

As a milestone, Waterdrop Medical Crowdfunding has been officially recognized as a pioneer in China’s standardized medical crowdfunding sector. Following new legislation changes, the platform secured designation from the Ministry of Civil Affairs on December 25, 2024, becoming one of the first batch state-endorsed ‘Online Service Platforms for Individuals Seeking Financial Help’.

During this quarter, our digital clinical trial solution income continued its growth, realizing a year-over-year increase of 22.9%. We collaborated with a total of 177 pharmaceutical companies and contract research organizations (“CROs”). Moreover, we enrolled 880 patients and initiated services for 79 new programs during the fourth quarter of 2024.

Alternatively, we recently announced the strategic integration and local deployment of DeepSeek models, which marks a significant step forward in our AI-driven insurance ecosystem. Utilizing advanced AI models, Waterdrop’s AI Insurance Expert now supports multi-modal interactions, including voice and text. The system excels in managing complex dialogues and assisting with sales strategies, autonomously handling voice communications and consultations for medical insurance products.

Our every decision is guided by the principles of maximizing and prioritizing shareholders’ returns. By the end of February 2025, the Company had cumulatively repurchased approximately 52.1 million ADSs from the open market. We are also pleased to announce that, with the board approval, the Company will soon start another cash dividend of approximately US$7.3 million.

Looking ahead to 2025, we aim for faster growth and to scale up our business operations, all the while continuing to contribute to profitability, by using technology to enhance our core competitiveness.”

Financial Results for the Fourth Quarter of 2024

Operating revenue, net

Net operating revenue for the fourth quarter of 2024 increased by 4.2% year over year to RMB686.8 million (US$94.1 million) from RMB659.4 million for the same period of 2023. On a quarter-over-quarter basis, net operating revenue decreased by 2.5%.

•

Insurance-related income includes insurance brokerage income and technical service income. Insurance brokerage income represents brokerage commissions earned from insurance companies. Technical service income is derived from providing technical services including customer relationship maintenance, customer complaint management, claim review, and user referral services, among other things, to insurance companies, insurance brokers, and agency companies. Our insurance-related income amounted to RMB582.4 million (US$79.8 million) in the fourth quarter of 2024, representing a decrease of 0.9% year over year from RMB587.9 million for the fourth quarter of 2023, which was mainly due to the decrease in technical service income. On a quarter-over-quarter basis, insurance-related income decreased by 3.0%.

•

Crowdfunding service fees represent the service income earned when patients successfully withdraw the proceeds from their crowdfunding campaigns. Our role is to operate the Waterdrop Medical Crowdfunding platform to provide crowdfunding related services through the internet, enabling patients with significant medical bills to seek help from caring hearts through technology (the “medical crowdfunding services”). Our medical crowdfunding services generally consist of providing technical and internet support, managing, reviewing and supervising the crowdfunding campaigns, providing comprehensive risk management and anti-fraud measures, and facilitating the collection and transfer of the funds. For the fourth quarter of 2024, we generated RMB65.1 million (US$8.9 million) in service fees, representing an increase of 62.8% year over year from RMB40.0 million for the fourth quarter of 2023. On a quarter-over-quarter basis, crowdfunding service fees decreased by 1.1%.

•

Digital clinical trial solution income represents the service income earned from our customers mainly including biopharmaceutical companies and leading biotechnology companies. We match qualified and suitable patients for enrollment in clinical trials for our customers and generate digital clinical trial solution revenue for successful matches and we typically charge our customers a fixed unit price per successful match. For the fourth quarter of 2024, our digital clinical trial solution income amounted to RMB25.5 million (US$3.5 million), representing an increase of 22.9% from RMB20.8 million in the same period of 2023. On a quarter-over-quarter basis, digital clinical trial solution income increased by 5.2%.

Operating costs and expenses

Operating costs and expenses increased by 0.2% year over year to RMB633.9 million (US$86.8 million) for the fourth quarter of 2024. On a quarter-over-quarter basis, operating costs and expenses decreased by 6.5%.

•

Operating costs increased by 7.2% year over year to RMB323.8 million (US$44.4 million) for the fourth quarter of 2024, as compared with RMB302.1 million for the fourth quarter of 2023, which was primarily driven by (i) an increase of RMB39.1 million in costs of referral and service fees, partially offset by (ii) a decrease of RMB3.6 million in personnel costs. On a quarter-over-quarter basis, operating costs decreased by 4.9% from RMB340.6 million, primarily due to (i) a decrease of RMB13.2 million in costs of referral and service fees, partially offset by (ii) an increase of RMB5.7 million in personnel costs.

•

Sales and marketing expenses increased by 4.1% year over year to RMB182.0 million (US$24.9 million) for the fourth quarter of 2024, as compared with RMB174.8 million for the same quarter of 2023. The increase was primarily due to (i) an increase of RMB30.2 million in marketing expenses for third-party traffic channels, and partially offset by (ii) a decrease of RMB22.8 million in personnel costs and share-based compensation expenses. On a quarter-over-quarter basis, sales and marketing expenses increased by 5.1% from RMB173.2 million, primarily due to (i) an increase of RMB11.9 million in marketing expenses to third-party traffic channels, (ii) an increase of RMB2.5 million in sales and marketing personnel costs and share-based compensation expenses, and partially offset by (iii) a decrease of RMB5.7 million in outsourced sales and marketing service fees to third parties.

•

General and administrative expenses decreased by 23.2% year over year to RMB73.7 million (US$10.1 million) for the fourth quarter of 2024, compared with RMB96.0 million for the same quarter of 2023. The year-over-year variance was due to (i) a decrease of RMB22.3 million in allowance for credit losses, (ii) a decrease of RMB2.7 million in professional service fees, partially offset by (iii) an increase of RMB5.7 million in personnel costs and share-based compensation expenses. On a quarter-over-quarter basis, general and administrative expenses decreased by 33.6% from RMB111.0 million, due to (i) a non-cash impairment of intangible assets related to Shenlanbao of RMB20.6 million recorded in the third quarter of 2024, with no corresponding item in the fourth quarter, (ii) a decrease of RMB13.7 million allowance for credit losses, and (iii) a decrease of RMB5.4 million in personnel costs and share-based compensation expenses.

•

Research and development expenses decreased by 9.3% year over year to RMB54.3 million (US$7.4 million) for the fourth quarter of 2024, compared with RMB59.8 million for the same period of 2023. The decrease was primarily due to a decrease of RMB5.8 million in personnel costs and share-based compensation expenses. On a quarter-over-quarter basis, research and development expenses slightly increased by 2.5% from RMB53.0 million.

Operating profit for the fourth quarter of 2024 was RMB53.0 million (US$7.3 million), as compared with RMB26.6 million for the fourth quarter of 2023 and RMB26.5 million for the third quarter of 2024.

Interest income for the fourth quarter of 2024 was RMB35.8 million (US$4.9 million), as compared with RMB34.7 million for the fourth quarter of 2023 and RMB36.0 million for the third quarter of 2024.

Income tax expense for the fourth quarter of 2024 was RMB1.9 million (US$0.3 million), as compared with RMB15.2 million for the fourth quarter of 2023 and an income tax benefit of RMB7.8 million for the third quarter of 2024.

Net profit attributable to the Company’s ordinary shareholders for the fourth quarter of 2024 was RMB99.6 million (US$13.6 million), as compared with RMB59.1 million for the same period of 2023, and RMB99.0 million for the third quarter of 2024.

Adjusted net profit attributable to the Company’s ordinary shareholders (non-GAAP1) for the fourth quarter of 2024 was RMB107.1 million (US$14.7 million), as compared with RMB74.7 million for the same period of 2023, and RMB126.0 million for the third quarter of 2024.

Financial Results for the Fiscal Year of 2024

Net operating revenue for the year of 2024 increased by 5.4% year over year to RMB2,771.8 million (US$379.7 million) from RMB2,630.7 million for the year of 2023, which was primarily due to the increase of crowdfunding service fees and insurance related income.

•

Our insurance-related income amounted to RMB2,363.8 million (US$323.8 million) in 2024, representing an increase of 1.0% year over year from RMB2,340.9 million for the year of 2023, which was mainly due to the increase in insurance brokerage income.

•	Our crowdfunding service fees amounted to RMB267.7 million (US$36.7 million) in 2024, representing an increase of 64.5% year over year from RMB162.7 million for the year of 2023.

•	Our digital clinical trial solution income amounted to RMB91.1 million (US$12.5 million) in 2024, representing a decrease of 9.4% year over year from RMB100.5 million for the year of 2023.

Operating costs and expenses

Operating costs and expenses decreased by 1.7% year over year to RMB2,593.7 million (US$355.3 million) for the year of 2024, mainly due to the effective cost control measures.

•

Operating costs increased by 10.0% year over year to RMB1,314.7 million (US$180.1 million) for the year of 2024, compared with RMB1,195.5 million for the year of 2023, which was primarily driven by (i) an increase of RMB138.8 million in costs of referral and service fees, partially offset by (ii) a decrease of RMB12.3 million in the costs for crowdfunding consultants team, and (iii) a decrease of RMB10.3 million in the costs for digital clinical trial solution consultants team.

•

Sales and marketing expenses decreased by 6.2% year over year to RMB694.8 million (US$95.2 million) for the year of 2024, compared with RMB740.5 million for the year of 2023. The decrease was primarily due to (i) a decrease of RMB93.1 million in personnel costs and share based compensation costs, partially offset by (ii) an increase of RMB40.6 million in marketing expenses to third-party traffic channel, and (iii) an increase of RMB12.5 million in outsourced sales and marketing service fees to third parties.

•

General and administrative expenses decreased by 8.6% year over year to RMB367.7 million (US$50.4 million) for the year of 2024, compared with RMB402.4 million for the year of 2023. The year-over-year variance was due to (i) a decrease of RMB32.5 million in the professional service fee, (ii) a decrease of RMB18.3 million in general and administrative personnel costs and share-based compensation expenses, (iii) a decrease of RMB5.9 million in office rental and office administrative expenses, partially offset by (iv) a non-cash impairment of intangible assets related to Shenlanbao of RMB20.6 million recorded in 2024, and (v) an increase of RMB9.6 million in allowance for credit losses.

1	See the sections entitled “Non-GAAP Financial Measure” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.

•

Research and development expenses decreased by 27.6% year over year to RMB216.5 million (US$29.7 million) for the year of 2024, compared with RMB299.1 million for the year of 2023. The decrease was primarily due to a decrease of RMB79.9 million in research and development personnel costs and share-based compensation expenses.

Operating profit for the year of 2024 was RMB178.2 million (US$24.4 million), compared with an operating loss of RMB6.7 million for the year of 2023.

Interest income for the year of 2024 was RMB149.1 million (US$20.4 million), compared with RMB136.0 million for the year of 2023.

Income tax expense for the year of 2024 was RMB9.7 million (US$1.3 million), compared with RMB0.6 million for the year of 2023.

Net profit attributable to the Company’s ordinary shareholders for the year of 2024 was RMB367.5 million (US$50.3 million), compared to RMB167.2 million for the year of 2023.

Adjusted net profit attributable to the Company’s ordinary shareholders (non-GAAP) for the year 2024 was RMB440.2 million (US$61.2 million), compared to RMB295.6 million for the year of 2023.

Cash position2

As of December 31, 2024, cash position of the Company was RMB3,670.3 million (US$502.8 million), as compared with RMB3,571.6 million as of December 31, 2023.

Share Repurchase Programs

Pursuant to the share repurchase programs launched in September 2021, September 2022, September 2023 and September 2024, respectively, we had cumulatively repurchased approximately 52.1 million ADSs from the open market with cash for a total consideration of approximately US$103.7 million as of February 28, 2025.

Cash Dividend

The Board has approved a cash dividend of US$0.02 per ADS or US$0.002 per ordinary share, for a total amount of approximately US$7.3 million, to shareholders of record as of the close of business on April 11, 2025. The payment date is expected to be on or around April 30, 2025 for holders of ordinary shares and on or around May 2, 2025 for holders of ADSs.

Supplemental Information

We organize and report our business in three operating segments:

•	Insurance, which mainly includes Waterdrop Insurance Marketplace, Shenlanbao Insurance Marketplace and technical support service;

•	Crowdfunding, which mainly includes Waterdrop Medical Crowdfunding; and

•	Others, which mainly include Digital Clinical Trial Solution and other new initiatives.

The table below sets forth the segment operating results, with the twelve-month comparative figures retrospectively adjusted to conform to this presentation.

2	Cash position includes cash and cash equivalents, short-term investments, and long-term debt investments included in long-term investments.

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023*	December 31, 2024
	RMB	RMB	RMB	USD	RMB	RMB	USD
	(All amounts in thousands)
Operating revenue, net
Insurance	587,866	600,726	582,442	79,794	2,340,915	2,363,777	323,836
Crowdfunding	40,013	65,839	65,138	8,924	162,683	267,650	36,668
Others	31,485	37,576	39,244	5,377	127,109	140,394	19,234

Total consolidated operating revenue, net	659,364	704,141	686,824	94,095	2,630,707	2,771,821	379,738

Operating profit/(loss)
Insurance	128,223	122,501	102,586	14,054	528,137	477,205	65,377
Crowdfunding	(51,718)	(17,902)	(22,009)	(3,015)	(245,776)	(95,084)	(13,026)
Others	(27,078)	(31,716)	(5,933)	(811)	(155,235)	(96,531)	(13,226)

Total segment operating profit	49,427	72,883	74,644	10,228	127,126	285,590	39,125

Unallocated items**	(22,788)	(46,413)	(21,684)	(2,971)	(133,869)	(107,432)	(14,718)

Total consolidated operating profit/(loss)	26,639	26,470	52,960	7,257	(6,743)	178,158	24,407

Total other income	44,463	60,842	40,443	5,541	170,983	182,432	24,992

Profit before income tax	71,102	87,312	93,403	12,798	164,240	360,590	49,399

Income tax (expense)/ benefit	(15,164)	7,843	(1,936)	(265)	(555)	(9,707)	(1,330)

Net profit	55,938	95,155	91,467	12,533	163,685	350,883	48,069

*	Starting from the second quarter of 2023, our chief operating decision maker began managing the business through three operating segments and assessing performance and allocating resources under this new operating segment structure. The twelve-month comparative figures were retrospectively adjusted to conform to this presentation.
**	The share-based compensation and impairment of intangible assets acquired from business combination represent unallocated items in the segment information because our management does not consider these as part of the segment operating performance measure.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2993 to US$1.00, the noon buying rate in effect on December 31, 2024 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measure

The Company uses non-GAAP financial measure, adjusted net profit attributable to our ordinary shareholders, in evaluating the Company’s operating results and for financial and operational decision-making purposes. Adjusted net profit attributable to our ordinary shareholders represents net profit attributable to our ordinary shareholders excluding share-based compensation expense attributable to our ordinary shareholders, foreign currency exchange gain or losses, impact of terminating the mutual aid plan, impairment of intangible assets acquired from business combination and related tax effects on non-GAAP adjustments.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider it in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Investors are encouraged to review the Company’s historical non-GAAP financial measure to the most directly comparable GAAP measure. Adjusted net profit attributable to our ordinary shareholders presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measure differently, limiting its usefulness as a comparative measure to our data.

The Company mitigates these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measure, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Waterdrop may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Waterdrop’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Waterdrop’s mission, goals and strategies; Waterdrop’s future business development, financial condition and results of operations; the expected growth of the insurance, medical crowdfunding and healthcare industry in China; Waterdrop’s expectations regarding demand for and market acceptance of our products and services; Waterdrop’s expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance, medical crowdfunding and healthcare industry. Further information regarding these and other risks is included in Waterdrop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call Information

Waterdrop’s management team will hold a conference call on March 12, 2025 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day) to discuss the financial results. Dial-in details for the earnings conference call are as follows:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Hong Kong Toll Free:	800-963976
Hong Kong:	852-58081995
Mainland China:	4001-206115
Chinese Line (Mandarin) Entry Number:	8850389
English Interpretation Line (Listen-only Mode) Entry Number:	2865357

Participants can choose between the Chinese and the English interpretation lines. Please note that the English interpretation option will be in listen-only mode. Please dial in 15 minutes before the call is scheduled to begin and provide the Elite Entry Number to join the call.

Telephone replays will be accessible two hours after the conclusion of the conference call until March 19, 2025 by dialing the following numbers:

United States Toll Free:	1-877-344-7529
International:	1-412-317-0088
Chinese Line Access Code:	3826090
English Interpretation Line Access Code:	4441327

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.waterdrop-inc.com/.

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

For investor inquiries, please contact

Waterdrop Inc.

IR@shuidi-inc.com

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unless otherwise noted)

	As of
	December 31, 2023	December 31, 2024
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	396,905	986,323	135,126
Restricted cash	577,121	520,588	71,320
Short—term investments	2,996,527	1,612,619	220,928
Accounts receivable, net	693,110	716,206	98,120
Current contract assets	572,871	619,436	84,862
Amount due from related parties	65	257	35
Prepaid expense and other assets	189,846	182,641	25,020

Total current assets	5,426,445	4,638,070	635,411

Non-current assets
Non-current contract assets	134,383	153,749	21,064
Property, equipment and software, net	33,878	240,024	32,883
Intangible assets, net	177,407	153,011	20,962
Long-term investments	211,758	1,114,160	152,639
Right of use assets, net	59,851	46,872	6,421
Deferred tax assets	24,190	27,028	3,703
Goodwill	80,751	80,751	11,063

Total non-current assets	722,218	1,815,595	248,735

Total assets	6,148,663	6,453,665	884,146

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Amount due to related parties	9,509	10,616	1,454
Insurance premium payables	591,953	537,344	73,616
Accrued expenses and other current liabilities	597,684	704,035	96,452
Short-term loans	137,557	198,373	27,177
Current lease liabilities	32,908	34,573	4,736

Total current liabilities	1,369,611	1,484,941	203,435

Non-current liabilities
Non-current lease liabilities	27,293	10,971	1,503
Deferred tax liabilities	73,305	84,185	11,533

Total non-current liabilities	100,598	95,156	13,036

Total liabilities	1,470,209	1,580,097	216,471

Mezzanine Equity
Redeemable non-controlling interests	92,760	76,133	10,430
Shareholders’ equity
Class A ordinary shares	112	112	15
Class B ordinary shares	27	27	4
Treasury stock	(12)	(15)	(2)
Additional paid-in capital	7,003,423	6,832,214	936,009
Accumulated other comprehensive income	144,107	159,550	21,858
Accumulated deficit	(2,561,963)	(2,194,453)	(300,639)

Total shareholders’ equity	4,585,694	4,797,435	657,245

Total liabilities, mezzanine equity and shareholders’ equity	6,148,663	6,453,665	884,146

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating revenue, net	659,364	704,141	686,824	94,095	2,630,707	2,771,821	379,738

Operating costs and expenses(ii)
Operating costs	(302,143)	(340,560)	(323,836)	(44,365)	(1,195,544)	(1,314,740)	(180,119)
Sales and marketing expenses	(174,817)	(173,172)	(182,038)	(24,939)	(740,451)	(694,769)	(95,183)
General and administrative expenses	(95,959)	(110,988)	(73,725)	(10,100)	(402,395)	(367,652)	(50,368)
Research and development expenses	(59,806)	(52,951)	(54,265)	(7,434)	(299,060)	(216,502)	(29,661)

Total operating costs and expenses	(632,725)	(677,671)	(633,864)	(86,838)	(2,637,450)	(2,593,663)	(355,331)

Operating profit/(loss)	26,639	26,470	52,960	7,257	(6,743)	178,158	24,407

Other income
Interest income	34,659	36,005	35,802	4,905	136,043	149,121	20,429
Foreign currency exchange gain/(loss)	6,956	7,909	(963)	(132)	4,342	8,016	1,098
Others, net	2,848	16,928	5,604	768	30,598	25,295	3,465

Profit before income tax	71,102	87,312	93,403	12,798	164,240	360,590	49,399

Income tax (expense)/ benefit	(15,164)	7,843	(1,936)	(265)	(555)	(9,707)	(1,330)

Net profit	55,938	95,155	91,467	12,533	163,685	350,883	48,069

Net loss attributable to mezzanine equity classified as non-controlling interests shareholders(i)	(3,119)	(3,818)	(8,148)	(1,116)	(3,536)	(16,627)	(2,278)

Net profit attributable to ordinary shareholders	59,057	98,973	99,615	13,649	167,221	367,510	50,347

Other comprehensive income:
Foreign currency translation adjustment, net of tax	(39,390)	(83,054)	89,187	12,219	37,413	44,773	6,134
Unrealized loss on available for sale investments, net of tax	—	—	(29,330)	(4,018)	(1,551)	(29,330)	(4,018)

Total comprehensive income	16,548	12,101	151,324	20,734	199,547	366,326	50,185

Total comprehensive loss attributable to mezzanine equity classified as non-controlling interests shareholders(i)	(3,119)	(3,818)	(8,148)	(1,116)	(3,536)	(16,627)	(2,278)

Total comprehensive income attributable to ordinary shareholders	19,667	15,919	159,472	21,850	203,083	382,953	52,463

Weighted average number of ordinary shares used in computing net profit per share
Basic	3,698,466,876	3,624,431,887	3,620,987,566	3,620,987,566	3,769,679,736	3,650,504,339	3,650,504,339
Diluted	3,762,270,456	3,689,357,838	3,699,552,300	3,699,552,300	3,880,861,496	3,719,776,955	3,719,776,955
Net profit per share attributable to ordinary shareholders
Basic	0.02	0.03	0.03	0.00	0.04	0.10	0.01
Diluted	0.02	0.03	0.03	0.00	0.04	0.10	0.01

(i)

Corrections were made to certain line items of the comparative figures for the three months ended September 30, 2024, because of an omitted attribution to non-controlling interests, resulted in a reclassification impact amounting to RMB6,168. Accordingly, net profit attributable to ordinary shareholders and net gain (loss) attributable to mezzanine equity classified as non-controlling interests shareholders previously reported at RMB92,805 and RMB2,350 are restated to RMB98,973 and RMB(3,818), respectively. The reclassification does not have a material impact on the consolidated financial statements nor Non-GAAP results.

(ii)	Share-based compensation expenses are included in the operating costs and expenses as follows.

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	USD	RMB	RMB	USD
Sales and marketing expenses	(1,991)	(1,993)	(1,692)	(232)	(35,352)	(6,825)	(935)
General and administrative expenses	(18,693)	(21,297)	(17,336)	(2,375)	(85,335)	(69,245)	(9,486)
Research and development expenses	(2,104)	(2,563)	(2,656)	(364)	(13,182)	(10,802)	(1,480)

Total	(22,788)	(25,853)	(21,684)	(2,971)	(133,869)	(86,872)	(11,901)

WATERDROP INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, unless otherwise noted)

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net profit attributable to the Company’s ordinary shareholders(i)	59,057	98,973	99,615	13,649	167,221	367,510	50,347

Add:
Share-based compensation expense attributable to the Company’s ordinary shareholders	22,556	25,673	21,502	2,946	132,686	86,449	11,843
Foreign currency exchange (gain)/ loss	(6,956)	(7,909)	963	132	(4,342)	(8,016)	(1,098)
Impact of terminating the mutual aid plan (iii)	—	—	(14,985)	(2,053)	—	(14,985)	(2,053)
Impairment of intangible assets acquired from business combination(i)	—	12,336	—	—	—	12,336	2,817
Tax effects on non-GAAP adjustments(i)	—	(3,084)	—	—	—	(3,084)	(704)

Adjusted net profit attributable to the Company’s ordinary shareholders	74,657	125,989	107,095	14,674	295,565	440,210	61,152

(iii)	This represents the reversal of the difference between estimated cost of medical expense coverage and actual payment.